UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 1-9114
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(K) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:
     1. In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008.
     Exhibits:
23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2009 AND 2008
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Mylan Profit Sharing 401(k) Plan Participants:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 10, 2010

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	December 31,	December 31,
	2009	2008
Assets
Investments — At fair value	$248,541,890	$55,661,244

Receivables
Due from broker for securities sold	—	78,913,345
Employer contributions	18,076,543	10,599,968
Employee contributions	216,588	424,896

Total receivables	18,293,131	89,938,209

Net assets available for benefits	$266,835,021	$145,599,453

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions
Transfers	$47,778,455
Interest and dividends	5,749,664
Employer contributions	32,599,319
Employee contributions	17,505,954
Net appreciation in fair value of investments	29,428,069

Total additions	133,061,461

Deductions
Administrative expenses	916,419
Benefits paid to participants	10,909,474

Total deductions	11,825,893

Net increase	121,235,568

Net assets available for benefits
Beginning of year	145,599,453

End of year	$266,835,021

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
1.	DESCRIPTION OF THE PLAN

General — The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all regular, non-bargaining unit employees of Mylan Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) who meet the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

Contributions — Eligible employees of Mylan Inc. are automatically enrolled in the Mylan Profit Sharing 401(k) Plan on the next scheduled payroll date following 30 days from their date of hire, unless the participant affirmatively elects to opt out of the Plan. Unless the participant elects otherwise, after 30 days from the date of hire the Company will automatically begin deducting 4% of compensation from employee pay on a pre-tax basis for contribution to the Plan.

Each year, participants may contribute up to 50% of pre-tax annual compensation into the Plan. In addition, participants may contribute up to 10% of after-tax annual compensation in the plan. Participant’s pre-tax and after-tax annual contributions cannot exceed the lesser of 60% of eligible annual compensation or the Internal Revenue Service (“IRS”) maximum for 2009 of $16,500. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the Internal Revenue Service maximum of $5,500 for 2009. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. If participants do not make an investment selection at enrollment, contributions will be directed to the JP Morgan Smart Retirement Fund that most closely corresponds to the participant’s age and a projected retirement date based on retirement at age 65. Beginning January 2008, the Company’s common stock, which had been an investment option, was frozen for any new contributions or transfers from the other existing investment options. During the 2009 Plan year, the Plan offered 17 mutual funds and four common/collective trusts as investment options for participants.

On December 27, 2008, certain mutual funds and the fixed income fund held by the Plan were liquidated and transferred to Bank of America, N.A. (“Bank of America,” formerly Merrill Lynch) in preparation for the change in the custodian and recordkeeper. Assets totaling $78.9 million from the Mylan Profit Sharing 401(k) Plan were in-transit on December 31, 2008 and are included in the due from broker for securities sold receivable on the Statements of Net Assets Available for Benefits as of December 31, 2008. The transfer of all assets was finalized on January 2, 2009. Participant assets were transferred to investment options reasonably similar to the investment options that were offered by the prior recordkeeper and that have comparable investment styles, objectives and risk and return characteristics.

In addition, concurrent with the change in custodian and recordkeeper, assets held by the EMD, Inc. Savings and Investment Plan (“EMD Plan”) were liquidated and transferred to Bank of America, and the participants of the EMD Plan, along with their respective account balances, were merged into the Mylan Profit Sharing 401(k) Plan. Assets totaling $37.9 million from the EMD Plan are included in transfers on the Statement of Changes in Net Assets Available for Benefits. The transfer of all assets into the Plan was finalized on January 2, 2009. Participant assets were transferred to investment options reasonably similar to the investment options that were offered by the prior recordkeeper and that have comparable investment styles, objectives and risk and return characteristics. EMD, Inc. is a wholly owned subsidiary of Mylan Inc.

The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to a maximum of 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. Total employer and employee contributions to all of an employer’s plans are subject to an IRS overall annual limitation of the lesser of 100% of the employee’s annual compensation or $49,000 for 2009.

Trustee and Recordkeeper — During 2008, the Plan’s assets were held by Wachovia Retirement Services, who also had participant account recordkeeping responsibilities. Effective January 1, 2009, Bank of America (the “Trustee”) became trustee, recordkeeper and custodian of the Plan, and the assets of the Plan were transferred as discussed above.

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of his or her account.

Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings. Vesting in the Company’s Discretionary Contribution is based on years of continuous service. Any Discretionary Contributions given by the Company to participants new to the Plan in 2009 will vest 100% after three years of credited service. Any Discretionary Contributions given by the Company to individuals participating in the plan prior to January 1, 2009 will be 20% vested after two years of continuous service and 100% vested after three years of continuous service.

Additionally, all participants become fully vested at age 65.

Loans to Participants —Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established by the Trustee. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.

Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contribution for the year in which such forfeiture occurs. For the years ended December 31, 2009 and 2008, forfeitures totaling $183,838 and $794,500 were used to off-set current year employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at the end of the fiscal year. Common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Loans to participants are valued at amortized cost, which approximates fair value.

Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly, and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.

Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and are not considered to be expenses of the Plan.

3.	INVESTMENTS

Fair value is based on the price that would be received from the sale of an identical asset or paid to transfer an identical liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.
Financial assets and liabilities carried at fair value are classified in the table below in one of the three categories described above:
Financial Assets

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/Collective Trust:
Stable Value	$—	$55,522,550	$—	$55,522,550
Index	—	22,111,007	—	22,111,007

Total Common/Collective Trust	—	77,633,557	—	77,633,557

Mutual Funds:
Growth	60,629,273	—	—	60,629,273
Value	37,467,581	—	—	37,467,581
Balanced	15,154,660	—	—	15,154,660
Fixed Income	27,932,144	—	—	27,932,144

Total Mutual Funds	141,183,658	—	—	141,183,658

Common stock	23,955,294	—	—	23,955,294
Participant loan fund	—	5,676,852	—	5,676,852

Total assets at fair value	$165,138,952	$83,310,409	$—	$248,449,361

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Common/collective trust funds	$—	$41,465,549	$—	$41,465,549
Company’s common stock	13,401,314	—	—	13,401,314
Participant loan fund	—	412,455	—	412,455

Total assets at fair value	$13,401,314	$41,878,004	$—	$55,279,318

At December 31, 2009 and 2008, there were no liabilities held by the Plan.

Below is a summary of valuation techniques for Level 1 financial assets:
•	Mutual funds — valued at the net asset value of the shares held by the Plan at year-end. The net asset value is a quoted price in an active market.

•	Company’s common stock — valued at the closing price reported on the active market on which the individual securities are traded.
Below is a summary of valuation techniques for Level 2 financial assets:
•	Common/collective trust funds — stated at fair value based on the fair market value of the underlying investments. The Plan invests in the following four collective funds: the Merrill Lynch Mid Cap Index Trust Tier II; the Merrill Lynch Equity Index Trust Tier 10; the Merrill Lynch International Index Trust Tier II; and the Merrill Lynch Retirement Preservation Trust. These funds invest in a diversified pool of high quality bonds and other short-term investments, together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.

•	Participant loan fund — valued at amortized cost, which approximates fair value.
The Merrill Lynch Retirement Preservation Trust (the “stable value fund”) is a stable value fund that invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in wrapped portfolios of high-quality money-market securities. This is a collective trust that seeks to maintain a $1 net asset value per share, although achievement of that objective cannot be assured. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the stable value fund, plus earnings, less participant withdrawals and administrative expenses.
The average yields earned by the Plan on its investment in the stable value fund for the year ended December 31, 2009 are as follows:

Average yields:
Based on annualized earnings	2.35%
Based on interest rate credited to participants	2.57%
Certain events may limit the ability of the stable value fund to transact at contract value. Such events include: complete or partial plan termination or merger with another plan; failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; transfer of assets from the stable value fund directly into a competing investment option; or any communication given to Plan participants designed to influence a participant not to invest in the stable value fund or to transfer assets out of the stable value fund. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2009	2008
Merrill Lynch Retirement Preservation Trust	$55,522,550	N/A
MFS Institutional Equity Fund	29,002,945	N/A
PIMCO Total Return Fund	25,528,891	N/A
Mylan Inc. — Common Stock	23,955,294	$13,401,314
Eaton Vance Large Cap Value Fund	20,997,506	N/A
Alliancebernstein Small Cap Growth Fund	19,034,574	N/A
Merrill Lynch Equity Index Trust Tier 10	17,341,927	N/A
Columbia Small Cap Value Fund I	16,470,075	N/A
RVST Income Fund II	N/A	41,465,549

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/collective trust funds	$4,332,058
Mutual funds	23,227,698
Company’s common stock	1,868,313

Net appreciation in fair value of investments	$29,428,069

4.	NET ASSET VALUE (NAV) PER SHARE

In accordance with Accounting Standard Update No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2009.

The following table sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
			Redemption
		Redemption	Notice
Investment	Fair Value *	Frequency	Period

Merrill Lynch Equity Index Trust Tier 10 (i)	$17,341,927	Immediate	None
Merrill Lynch International Index Trust Tier II (ii)	2,796,097	Immediate	None
Merrill Lynch Mid Cap Index Trust Tier II (iii)	1,972,983	Immediate	None

Total	$22,111,007

*	The fair values of the investments have been estimated using the NAV of the investment.

(i)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the Standard and Poor’s (“S&P”) 500 Index.

(ii)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE (Europe, Australasia and Far East) Index.

(iii)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the S&P 400 Index.
5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 24, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to receiving the determination letter. The Company and Plan management continue to believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

7.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2009 and 2008, the Plan held an investment of 1,299,799 and 1,355,041 shares, respectively, of common stock. The fair value of the Company’s common stock held by the fund at December 31, 2009 and 2008 was $23,955,294 and $13,401,314. For the fiscal year ended December 31, 2009, the Plan purchased 38,102 shares with a market value of $381,942, sold 91,746 shares of the Company’s common stock with proceeds of $1,556,008 and distributed 1,598 in-kind shares with a market value of $18,179. For the year ended December 31, 2008, the Plan sold 120,069 shares of the Company’s common stock with proceeds of $1,408,783 and distributed 19,013 in-kind shares with a market value of $213,421.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2009

	(B) Identity of Issue,
	Borrower, Lessor, or	(C) Description of Investment Including Maturity Date,	(E) Current
(A)	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value

*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	$55,522,550
	MFS Instl	MFS Institutional Equity Fund	29,002,945
	PIMCO	PIMCO Total Return Fund	25,528,891
*	Mylan Inc.	Common Stock	23,955,294
	Eaton Vance	Eaton Vance Large Cap Value Fund	20,997,506
	AllianceBernstein	AllianceBernstein Small Cap Growth Fund	19,034,574
*	Merrill Lynch	Merrill Lynch Equity Index Trust Tier 10	17,341,927
	Columbia	Columbia Small Cap Value Fund I	16,470,075
	Rainier	Rainier Large Cap Equity Portfolio Fund	12,591,754
*	Merrill Lynch	Merrill Lynch Mid Cap Index Trust Tier II	2,796,097
	JP Morgan	JP Morgan Smart Retirement 2030 Fund	2,702,794
	JP Morgan	JP Morgan Smart Retirement 2020 Fund	2,548,664
	Vangaurd	Vanguard Total Bond Market Index Fund	2,403,253
	JP Morgan	JP Morgan Smart Retirement 2040 Fund	2,249,344
*	Merrill Lynch	Merrill Lynch International Index Trust Tier II	1,972,983
	JP Morgan	JP Morgan Smart Retirement 2025 Fund	1,944,310
	JP Morgan	JP Morgan Smart Retirement 2035 Fund	1,642,348
	JP Morgan	JP Morgan Smart Retirement 2010 Fund	1,406,445
	JP Morgan	JP Morgan Smart Retirement 2045 Fund	896,775
	JP Morgan	JP Morgan Smart Retirement Income	857,244
	JP Morgan	JP Morgan Smart Retirement 2050 Fund	530,722
	JP Morgan	JP Morgan Smart Retirement 2015 Fund	376,015
*	Merrill Lynch	Merrill Lynch Cash and Cash Equivalents	90,929
*	Merrill Lynch	Merrill Lynch Cash and Cash Equivalents, Pending Settlement Fund	1,600
*	Participant Loan Fund	Maturity dates from January 6, 2010 through October 28, 2024 and interest rates ranging from 4% to 10.5%	5,676,852

		Total investments	$248,541,890

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Patricia A. Lang
Patricia A. Lang, Plan Administrator

June 29, 2010